Exhibit 99.1
For Immediate Release
Qiao Xing Mobile’s CECT Subsidiary Releases New Analog Mobile TV Handset;
T300 Model Offers Analog Mobile TV, FM Radio, and Fingerprint Recognition
Beijing, China (January 7, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets through its subsidiary CEC Telecom Co., Ltd. (“CECT”), today announced the launch of its new analog mobile TV phone, the T300. The T300 has the following features:
•	Analog Mobile TV — Users can watch TV anywhere analog TV signals are available, at no extra cost

•	Fingerprint Recognition — The handset has a fingerprint recognition scanner which secures information and prevents access by unauthorized users

•	Ultra long standby time — The handset can run for over 20 days in standby mode without a recharge

•	Bigger LCD screen — The T300 offers a 2.8 inch LCD screen

•	FM radio — The handset offers a built-in FM radio

•	2000 Games — 2000 games come pre-installed on the handset
According to Mr. Wu Zhi Yang, Chairman of QXM, “We are quite excited about this new handset introduction. Since a digital mobile TV standard has not yet been approved in China, there is no current market for mobile handsets that offer digital TV. Our new T300 model combines new and clearly differentiated features that we believe will be popular among consumers in China. Since the handset uses analog TV signals, it is not dependent on users being near a cellular network. We believe the phone will have many uses across a broad cross section of consumers in our domestic handset market, and we think there will be strong demand leading up to the Olympic Games this year.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 26, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@cectelecom.com